*KH 3/6



SEC Mail Processing Section
FEB 28 2013
Washington DC
401

SECURIT[illegible] 13030430 [illegible]N

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 44574 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Country Club Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

414 Nichols Rd.
(No. and Street)

| Kansas City | MO | 64112-2067 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Ye 816-751-4221
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter PC,PA
(Name – *if individual, state last, first, middle name*)

| 1901 W. 47th Place, Suite 204 | Westwood | KS | 66205 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DO 3/9/13

## OATH OR AFFIRMATION

I, John Ye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Country Club Financial Services, Inc., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

Laurie Bossolono

Notary Public


NOTARY PUBLIC-STATE OF KANSAS
LAURIE BOSSOLONO
My Appt. Exp. 2-13-16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# COUNTRY CLUB FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2012 AND 2011
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT


MHK

MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | www.mhkcpas.com

# COUNTRY CLUB FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2012 AND 2011
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

**Filed in accordance with**
**Rule 17a-5(e)(3)**
**As a Public Document**

**COUNTRY CLUB FINANCIAL SERVICES, INC.**
**STATEMENTS OF FINANCIAL CONDITION AND**
**SUPPLEMENTARY INFORMATION**
**AS OF DECEMBER 31, 2012 AND 2011**
**AND FOR THE YEARS THEN ENDED**
**WITH INDEPENDENT AUDITORS' REPORT**

TABLE OF CONTENTS



SUPPLEMENTARY INFORMATION



INTERNAL CONTROL STRUCTURE


MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Country Club Financial Services, Inc.

**Report on the Financial Statements**

We have audited the accompanying statements of financial condition of

**COUNTRY CLUB FINANCIAL SERVICES, INC.**

as of December 31, 2012 and 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

**Opinion**

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Country Club Financial Services, Inc., as of December 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

**Supplemental Information**

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The supplementary information contained on pages 8 to 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 21, 2013

**COUNTRY CLUB FINANCIAL SERVICES, INC.**
**STATEMENTS OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2012 AND 2011**

| | 2012 | 2011 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 930,096 | $ 1,096,748 |
| Commissions Receivable | 90,507 | 73,114 |
| Accounts Receivable | 26,337 | 30,816 |
| Equity Securities - Not Readily Marketable | 3,300 | 3,300 |
| Prepaid Expenses | 18,240 | 16,909 |
| Furniture, Fixtures and Equipment - net | 21,647 | 21,186 |
| TOTAL ASSETS | $ 1,090,127 | $ 1,242,073 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | 2012 | 2011 |
|---|---|---|
| **LIABILITIES** | | |
| Accounts Payable | $ 159,355 | $ 180,997 |
| TOTAL LIABILITIES | 159,355 | 180,997 |
| **STOCKHOLDER'S EQUITY** | | |
| Paid In Capital | | |
| Common stock, par value $.10, authorized 100,000 shares, 1,000 shares issued and outstanding | 100 | 100 |
| Additional paid in capital | 4,417,900 | 3,667,900 |
| Retained earnings (deficit) | (3,487,228) | (2,606,924) |
| TOTAL STOCKHOLDER'S EQUITY | 930,772 | 1,061,076 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 1,090,127 | $ 1,242,073 |

The accompanying notes are an integral part of these financial statements.

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Country Club Financial Services, Inc. ("the Company") is a limited services securities broker engaged in the sale of stocks, bonds, mutual funds, unit investment trusts, insurance and annuity products, investment banking services and institutional non-interest fee income products under its own name and also under the names of Wheatland Advisors and Country Club Capital Advisors. The Company employs 42 representatives at offices in 18 locations in Kansas, Missouri and Oklahoma. The Company is licensed in 46 states and the District of Columbia, and is a member in good standing of the Financial Industry Regulatory Authority ("FINRA") and various state agencies. All general securities are insured by Securities Investor Protection Corporation. The Company is registered with the Securities and Exchange Commission ("SEC") and is subject to the net capital requirements of SEC Rule 15c3-3 and is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3.

The Company is a wholly owned subsidiary of Country Club Bank ("Parent"), and the Parent is a wholly-owned subsidiary of CCB Financial Corporation ("Holding Company"); as such, the Company files a consolidated S corporation income tax return with both its Parent and the Holding Company; the accounts of the Parent and the Holding Company are not presented or otherwise included in these financial statements, nor are the accounts of other subsidiaries of the Parent and the Holding Company, such as Country Club Trust Company and Tower Wealth Managers, among others.

### Subsequent Events

Subsequent events have been evaluated through February 21, 2013, which is the date the accompanying financial statements were available to be issued.

### Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

### Revenue Recognition

Revenue is recorded on a trade-date basis.

### Cash

Cash consists of demand deposit checking accounts, money market funds, and deposits with clearinghouses. From time to time, the Company maintains cash balances with financial institutions in excess of FDIC limits.

**NOTE A** - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Equity Securities - Not Readily Marketable

Equity securities not readily marketable consist of 300 shares of Nasdaq Stock Market, Inc. common stock which is not actively traded in any financial markets. These securities are stated at estimated fair value equal to cost that does not exceed estimated net realizable value.

Furniture, Fixtures and Equipment

The cost of furniture, fixtures and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is calculated on the straight-line method for financial reporting purposes and on the modified accelerated cost recovery system (MACRS) for income tax purposes. The useful life of furniture, fixtures, and equipment for purposes of computing depreciation and amortization is 3 to 10 years.

Income Taxes

The provision for income tax (benefit) includes state tax liabilities and benefits receivable. In 2012 and 2011, the Company paid zero income taxes. The Company's Parent and Holding Company have elected S-corporation status for the consolidated group. Provisions for income tax (benefit) and income taxes receivable currently from the Parent relate entirely to state income taxes. Income tax returns filed by the Holding Company are subject to examination by the Internal Revenue Service (IRS) for three years after the date filed, with the result that the years 2012, 2011, 2010 and 2009 remain open as of February 21, 2013, although no returns have been selected for examination by the IRS. Management has evaluated tax positions taken or expected to be taken in the course of preparing the Holding Company's consolidated income tax returns with assistance from the Holding Company's tax preparer to determine whether its tax positions are more likely than not to be sustained by applicable taxing authorities; likely tax positions are reported in these financial statements and management is not aware of any unlikely tax positions, with the result that none are reported.

**NOTE B** - FURNITURE, FIXTURES AND EQUIPMENT

At December 31, 2012 and 2011, furniture, fixtures and equipment consisted of the following:

| | 2012 | 2011 |
|---|---|---|
| Furniture, Fixtures and Equipment | $ 112,731 | $ 101,822 |
| Less: Accumulated Depreciation | (91,084) | (80,636) |
| TOTAL FURNITURE, FIXTURES AND EQUIPMENT - net | $ 21,647 | $ 21,186 |

**NOTE C** - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2012 and 2011 are summarized as follows:

| | 2012 | 2011 |
|---|---|---|
| Net Capital | $ 813,392 | $ 945,994 |
| Aggregate Indebtedness | 159,355 | 180,997 |
| Minimum Net Capital Required | 50,000 | 50,000 |
| Excess Net Capital at 1500% | 763,392 | 895,994 |
| Excess Net Capital at 1000% | 753,392 | 885,994 |
| Net Capital Ratio | 0.23 to 1 | 0.19 to 1 |

The Company is also subject to the net capital requirements of their clearinghouse and of the State of Oklahoma, who require net capital of $100,000 and $10,000, respectively. At December 31, 2012 and 2011, the Company was in compliance with these requirements.

**NOTE D** - RELATED PARTY TRANSACTIONS

The Parent provides office space and management services as needed at a cost to the Company of $435,000 and $420,000 for 2012 and 2011, respectively. For 2012 and 2011, the Company received insurance commissions income of $95,993 and $110,341, respectively, from premiums paid by the Parent.

The Company shares revenue with Tower Wealth Managers and Country Club Trust Company under the terms of a formal subadvisory agreement applicable to specific categories and types of transactions; for 2012 and 2011, the Company recognized revenue-sharing income of $254,524 and $300,897 that is reported as Other Revenues in the Statements of Income.

## SUPPLEMENTARY INFORMATION

**COUNTRY CLUB FINANCIAL SERVICES, INC.**
**SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER**
**RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2012 AND 2011**

| | 2012 | 2011 |
|---|---|---|
| NET CAPITAL | | |
| Total Stockholder's Equity | $ 930,772 | $ 1,061,076 |
| Deductions and/or charges: | | |
| A. Non-allowable assets | | |
| Equity securities not readily marketable | 3,300 | 3,300 |
| Commissions and other receivables | 12,649 | 4,150 |
| Income taxes receivable currently from Parent | 26,337 | 30,816 |
| Fixed assets and prepaid items | 39,887 | 38,095 |
| | 82,173 | 76,361 |
| Fidelity Bond Deductible Over $6,000 | 19,000 | 19,000 |
| Net Capital Before Haircuts on Securities Positions | 829,599 | 965,715 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | | |
| A. Money Market Instruments | 16,207 | 19,721 |
| Net Capital | $ 813,392 | $ 945,994 |
| AGGREGATE INDEBTEDNESS | | |
| Items Included in Statements of Financial Condition | | |
| Accounts Payable and Taxes Payable | $ 159,355 | $ 180,997 |
| Total Aggregate Indebtedness | $ 159,355 | $ 180,997 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum Net Capital Required | $ 50,000 | $ 50,000 |
| Excess Net Capital | $ 763,392 | $ 895,994 |
| Net Capital Less 120% of Requirement | $ 753,392 | $ 885,994 |
| Ratio: Aggregate Indebtedness to Net Capital | 0.23 to 1 | 0.19 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2012 and 2011) | | |
| Net Capital, as reported in Part II of Company's unaudited FOCUS report | $ 813,392 | $ 945,994 |
| Net Capital, as computed above | $ 813,392 | $ 945,994 |

**COUNTRY CLUB FINANCIAL SERVICES, INC.**
**SCHEDULE II - COMPUTATION FOR**
**DETERMINATION OF RESERVE REQUIREMENTS UNDER**
**RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011**

The Company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended December 31, 2012 and 2011.

**COUNTRY CLUB FINANCIAL SERVICES, INC.**
**SCHEDULE III - INFORMATION RELATING TO**
**POSSESSION OR CONTROL REQUIREMENT UNDER**
**RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011**

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2012 and 2011.


MHK

MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT AUDITORS' REPORT ON**
**INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)**

Board of Directors
Country Club Financial Services, Inc.

In planning and performing our audit of the financial statements of Country Club Financial Services, Inc., as of and for the years ended December 31, 2012 and 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods



1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in enternal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



**CERTIFIED PUBLIC ACCOUNTANTS**

Westwood, Kansas
February 21, 2013